Exhibit 4.3

HEWLETT PACKARD ENTERPRISE
EXECUTIVE DEFERRED COMPENSATION PLAN
(Effective November 1, 2015)

The Hewlett Packard Enterprise Executive Deferred Compensation Plan is established effective November 1, 2015 to permit Eligible Employees and Outside Directors to defer receipt of certain compensation and to provide matching contributions for certain employees pursuant to the terms and provisions set forth below.

The Plan is intended: (1) to comply with Code section 409A and official guidance issued thereunder; and (2) with respect to the portion of the Plan covering Eligible Employees, to be "a plan which is unfunded and is maintained by an employer primarily for the purpose of providing deferred compensation for a select group of management or highly compensated employees" within the meaning of sections 201(2), 301(a)(3) and 401(a)(1) of ERISA.  Notwithstanding any other provision of this Plan, this Plan shall be interpreted, operated and administered in a manner consistent with these intentions.

See Appendix A for special rules related to the spin-off of HPE from HP Inc.

ARTICLE I:  DEFINITIONS

Wherever used herein the following terms shall have the meanings hereinafter set forth:

“Account“ means a bookkeeping account established by HPE for (i) each Participant electing to defer Eligible Income under the Plan, and (ii) each Rollover Participant.

“Actual Pay” means “Eligible Compensation” as defined in the Hewlett Packard Enterprise 401(k) Plan, as amended from time to time, without giving effect to the Code section 401(a)(17) limitation set forth in such definition and the exclusion of pay deferred under this Plan.

“Affiliate“ means any corporation or other entity that is treated as a single employer with HPE under Code section 414.

“Annual Rate of Pay“ means the annual rate of pay, which is the sum of an employee’s base pay and targeted incentive amount, as reflected in the compensation data in HPE’s global database for human resources information, and as adjusted for such employee’s employment status, including part-time status.

“Annual Retainer” means the cash portion of any annual retainer paid to an Outside Director.

“Beneficiary“ means the person or persons or trust designated by a Participant to receive any amounts payable under the Plan in the event of the Participant's death.  HPE has established procedures governing the form and manner in which a Participant may designate a Beneficiary.  Only a Beneficiary designation submitted in accordance with such procedures and that is received by HPE before the death of the Participant shall be a valid Beneficiary designation.  If there is no valid Beneficiary designation in effect upon the death of a Participant, any remaining Account balance shall be paid in the following order: (i) to that person's spouse; (ii) if no spouse is living at the time of such payment, then to that person’s living children, in equal shares; (iii) if neither a spouse nor children are living, then to that person’s living parents, in equal shares; (iv) if neither spouse, nor children, nor parents are living, then to that person’s living brothers and sisters, in equal shares; and (v) if none of the individuals described in (i) through (iv) are living, to that person’s estate.  A person's domestic partner shall be considered a person's spouse for purposes of this paragraph.  HPE shall determine a person's status as a domestic partner in a uniform and nondiscriminatory manner.

“Bonus Eligible Employee“ means an individual who is an Employee on November 1 preceding the Plan Year within which deferrals are to be made (1) who satisfies both of the following conditions: (i) whose job position has a title of Director (or whose job function is, in the sole and absolute discretion of HPE, equivalent to a ‘Director’ position) and (ii) whose Annual Rate of Pay is equal to or greater than the dollar limit for highly compensated employees as defined in Section 414(q)(1)(B)(i) of the Code plus $30,000, or (2) whose job position has a title of Executive Vice President or above, irrespective of such Employee’s Annual Rate of Pay.

“Code“ means the Internal Revenue Code of 1986, as amended.

“Code Section 401(a)(17) Limit” means the amount specified under Code section 401(a)(17) in effect on January 1 of the Plan Year.

“Committee“ means the HR and Compensation Committee of HPE's Board of Directors.

“Deferral Form“ means a written or electronic form provided by HPE pursuant to which an Eligible Employee or Outside Director may elect to defer amounts under the Plan.

“Director” means the title for an employee who has a job grade of DIR1 and above.

“Eligible Employee“ means an individual who is (i) a Bonus Eligible Employee, (ii) a Match Eligible Employee, (iii) an Employee whose Annual Rate of Pay, as of the first day of November preceding the Plan Year within which the deferral is to be made, exceeds the Code Section 401(a)(17) Limit for the Plan Year in which the deferral is to be made, or (iv) a combination or all of the foregoing.  An individual’s status as an Eligible Employee shall be determined by HPE in its sole discretion.

An Eligible Employee shall also include a Newly Hired Employee and a Late Year Newly Hired Employee.

“Eligible Income“ means Actual Pay, Annual Retainer and Incentive Awards.

“Employee“ means an individual who is a regular employee on the U.S. payroll of HPE or its Affiliates, other than a temporary or intermittent employee.  The term "Employee" shall not include a person hired as an independent contractor, leased employee, consultant, or a person otherwise designated by HPE or an Affiliate as not eligible to participate in the Plan, even if such person is determined to be an "employee" of HPE or an Affiliate by any governmental or judicial authority.

“EPfR Plan“ means the Hewlett Packard Enterprise Company Executive Pay-for-Results Plan, as amended from time to time.

“ERISA“ means the Employee Retirement Income Security Act of 1974, as amended.

“HPE“ means Hewlett Packard Enterprise Company or any successor corporation or other entity.

“HPE Matching Contributions” means the matching contributions as defined in Section 4.1.

“Incentive Award“ means an amount payable to an Eligible Employee under a cash bonus or incentive compensation plan of HPE or an Affiliate that the Committee has deemed eligible for deferral,

including bonuses paid under the EPfR Plan, the PfR Plan, the VPB Plan, the Hewlett Packard Enterprise Company Financial Services Incentive Compensation Plan, the Hewlett Packard Enterprise Company Client Principal Incentive Plan, and the annual bonus portion of the Hewlett Packard Enterprise Company Account Executive Pay for Performance Incentive Plan.

“Investment Options“ means the investment options, as determined from time to time by HPE, used to credit earnings, gains and losses on Account balances.

“Key Employee” means an Employee who at Termination of Employment is treated as a "specified employee" under Code section 409A(a)(2)(B)(i), i.e., a key employee (as defined in Code section 416(i) without regard to paragraph (5) thereof) of a corporation the stock of which is publicly traded on an established securities market or otherwise.  HPE shall determine which Employees will be deemed a Key Employee for purposes of this Plan during a Plan Year based on the twelve-month period ending on the September 30 prior to the Plan Year.

“Late Year Newly Hired Employee” means an Employee (i) who is hired in November or December and (ii) who would have qualified as an Eligible Employee as of the November 1 preceding his date of hire based on his initial position and Annual Rate of Pay.

“Match Eligible Employee”  means an individual (i) who is eligible for a matching contribution under the Hewlett Packard Enterprise 401(k) Plan, and (ii) whose Annual Rate of Pay, as of the first day of November preceding the Plan Year within which the deferral is to be made, exceeds the Code Section 401(a)(17) Limit for such Plan Year.

“Newly Hired Employee” means an Employee (i) who would have qualified as an Eligible Employee as of the November 1 preceding his date of hire based on his initial position and Annual Rate of Pay, and (ii) whose base salary payable in the year of hire is projected to exceed the Code section 401(a)(17) limit for such year; provided, however, that an individual who has previously worked for HPE or an Affiliate will only qualify as a “Newly Hired Employee” if he meets the requirements of Treas. Reg. § 1.409A-2(a)(7) or any successor thereto.  Generally, a re-hired individual will meet these requirements if (1) he has been paid any and all amounts due him under the Plan (and any plans required to be aggregated with the Plan under Code section 409A) prior to re-hire, or (2) he has not been eligible to participate, other than the accrual of earnings, in the Plan (or any other plan required to be aggregated with the Plan under Code section 409A) for at least 24 months.

“Outside Director” means an individual who is a member of HPE’s Board of Directors and not an Employee of HPE.

“Participant” means an Eligible Employee or Outside Director who elects or has elected to defer amounts under the Plan.

“PfR Plan” means the Hewlett Packard Enterprise Company Pay-for-Results Short-Term Bonus Plan, as amended from time to time.

“Plan" means this Hewlett Packard Enterprise Executive Deferred Compensation Plan, as set forth herein and as amended from time to time.

“Plan Committee” means the committee to which the Committee delegates certain authority to act on various compensation and benefit matters.

“Plan Year” means January 1 through December 31.

“Retirement Date” means the date on which a Participant has completed at least 15 years of service, as measured from such Participant’s last hire date, and has attained age 55.

“Rollover Participant” means an individual with an Account in the Plan transferred from a Rollover Plan in accordance with the provisions of Article IX.  The term Rollover Participant may also refer to an individual who has previously been a Participant in the Plan, or an existing Participant at the time of transfer.

“Rollover Plan" means either (1) a nonqualified deferred compensation plan of a business entity acquired by HPE or an Affiliate through acquisition of a majority of the voting interest in, or substantially all of the assets of, such entity, or (2) any plan or program of HPE or an Affiliate pursuant to the termination of which an Account is established for a Participant or Rollover Participant.

“Termination Date” means the date on which the Participant experiences a “separation from service” as defined under Code section 409A.

“Termination of Employment” or "Terminates Employment" means a “separation from service” with HPE and its Affiliates as defined under Code section 409A.

“VPB Plan” means the Hewlett Packard Enterprise Company Variable Performance Bonus Plan, as amended from time to time.

ARTICLE II:  PARTICIPATION

Participation in the Plan shall be limited to Eligible Employees and Outside Directors.  HPE shall notify any Employee of his status as an Eligible Employee at such time and in such manner as HPE shall determine.  An Eligible Employee or Outside Director shall become a Participant by making a deferral election under Article III.

ARTICLE III:  PARTICIPANT ACCOUNTS

3.1            Employee Deferral Elections.  Deferrals may be made by an Eligible Employee with respect to the following types of Eligible Income, as permitted by HPE:

(a)	Annual Rate of Pay.

(i)            An Eligible Employee whose Annual Rate of Pay, as of the first day of November preceding the Plan Year within which the deferral is to be made, exceeds the Code Section 401(a)(17) Limit for the Plan Year in which the deferral is to be made, may elect to defer a portion of his Actual Pay.  In order to elect to defer Annual Rate of Pay earned during a Plan Year, an Eligible Employee shall submit an irrevocable Deferral Form with HPE before the beginning of such Plan Year.

(ii)            The portion of his Annual Rate of Pay that an Eligible Employee elects to defer for a Plan Year shall be stated as a whole dollar amount.  The minimum amount of Annual Rate of Pay that an Eligible Employee may elect to defer in a Plan Year is $1,200.  The maximum amount is equal to the greater of $1,200 or the Eligible Employee’s Annual Rate of Pay that exceeds the Code Section 401(a)(17) Limit.  If the

Internal Revenue Service does not publish the Code Section 401(a)(17) Limit for the Plan Year prior to enrollment, HPE has the discretion to determine eligibility to elect to defer Annual Rate of Pay; provided, however, if a Participant is determined to be ineligible to elect to defer Annual Rate of Pay under paragraph (i) above for a Plan Year, any Annual Rate of Pay deferrals the Participant elected for the Plan Year shall be void.

(iii)            The deferral amount designated by an Eligible Employee will be deducted in equal installments over the pay periods falling within the Plan Year to which the election pertains.

(b)
Incentive Awards.  A Bonus Eligible Employee may elect to defer any portion of an Incentive Award up to 95%, expressed as whole percentage points.  In order to elect to defer an Incentive Award, a Bonus Eligible Employee shall submit an irrevocable Deferral Form with HPE before the beginning of the Plan Year in which the performance period to which Incentive Award pertains begins, in accordance with procedures that HPE determines in its discretion.  Notwithstanding the foregoing, if HPE determines that a Bonus Eligible Employee may elect to defer a portion of the Incentive Award at a later time under Code section 409A, a Bonus Eligible Employee may elect to defer a portion of the Incentive Award by filing an irrevocable Deferral Form at such later time as determined by HPE in accordance with Code section 409A.

3.2            New Hires.  A Newly Hired Employee may elect within 30 days of becoming an Employee to defer base salary earned subsequent to the deferral election becoming effective and in the year of hire.  Such an election shall become irrevocable and effective at the end of this 30-day period.

3.3            Late Year New Hires.  A Late Year Newly Hired Employee may elect within the later of 30 days of becoming an Employee or the end of the calendar year in which he is hired to defer base salary earned in the Plan Year following his year of hire.  Such an election shall become irrevocable and effective at the end of this election period and shall apply to base salary earned subsequent to the deferral election’s becoming effective.

3.4            Outside Director Deferral Elections.  In order to elect to defer a portion of his Annual Retainer earned during a Plan Year, an Outside Director shall submit an irrevocable Deferral Form with HPE before the beginning of such Plan Year, but no earlier than the first day of November preceding the Plan Year within which the deferral is to be made.  The portion of his Annual Retainer that an Outside Director elects to defer for a Plan Year shall be stated as a whole dollar amount.  Any failure to make an election shall be deemed to be an election for the same deferral amount and the same distribution date and form of payment for the following Plan Year as were in effect for such Outside Director for the current Plan Year.

3.5            Crediting of Deferrals.  Eligible Income deferred by a Participant under the Plan shall be credited to the Participant's Account as soon as administratively practicable after the amounts would have otherwise been paid to the Participant.

3.6            Vesting on Eligible Income.  A Participant shall at all times be 100% vested in any Eligible Income deferred under this Plan and credited to his Account.

3.7            Administrative Charges.  The administrative cost associated with this Plan may be debited to a Participant’s Account in a manner determined by the Plan Committee or its designee, in its sole discretion.

ARTICLE IV:  MATCH ON DEFERRALS

4.1            HPE Matching Contributions.  At the end of each Plan Year, HPE shall credit a Match Eligible Employee's Account with HPE Matching Contributions.  The HPE Matching Contributions shall be applied only to the extent that the Match Eligible Employee’s Actual Pay exceeds the Code Section 401(a)(17) Limit for the Plan Year, and the rate of HPE Matching Contributions shall be equal to the weighted average of the various rates that applied (or would have applied) to such Employee under the Hewlett Packard Enterprise 401(k) Plan for the Plan Year, determined as if such Employee had participated in the 401(k) Plan for the entire Plan Year.  Notwithstanding the foregoing, the maximum amount of HPE Matching Contributions for a Plan Year for a Match Eligible Employee shall not exceed the maximum amount of match for which such Employee would be eligible under the Hewlett Packard Enterprise 401(k) Plan for the Plan Year.

4.2            Crediting of HPE Matching Contributions.  HPE Matching Contributions for a Plan Year shall be credited to the Accounts of Match Eligible Employees as soon as administratively practicable after the end of the Plan Year.  The Account of a Participant shall be credited with HPE Matching Contributions for a Plan Year only if such Participant has not terminated employment with HPE and its Affiliates prior to the end of the Plan Year, unless such termination is due to death, disability or is after Participant’s Retirement Date.

4.3            Vesting of HPE Matching Contributions.

(a)            Vesting Schedule.  A Participant's interest in HPE Matching Contributions shall vest as follows:

(i)            For Participants who are HP Participants (as defined in Appendix A, below) and who were fully vested in HP Matching Contributions credited to such Participant’s Account under the HP Plan (as defined in Appendix A, below), the Participant will be fully vested in HPE Matching Contributions credited to such Participant’s Account.

(ii)            For Participants not described in Section 4.3(a)(i) above, the Participant will be vested in HPE Matching Contributions credited to such Participant’s Account when such Participant would be vested in HPE Matching Contributions credited to his or her account under the Hewlett Packard Enterprise 401(k) Plan.  Notwithstanding the foregoing, a Participant will be fully vested in HPE Matching Contributions credited to his or her Account if the Participant’s employment with HPE and its Affiliates is terminated (A) due to death or disability, (B) after the Participant has reached his or her Retirement Date, or (C) if the Participant terminates employment from HPE or an Affiliate in connection with a sale or other disposition by HPE or the Affiliate of the business unit in which the Participant had been employed.

(b)              Forfeiture of HPE Matching Contributions.  Except as otherwise provided above, upon termination of employment with HPE and its Affiliates, a Participant shall forfeit the nonvested portion of his or her Account and applicable earnings thereon.

ARTICLE V:  INVESTMENT OPTIONS, EARNINGS CREDITED AND DISTRIBUTION
OF ACCOUNT BALANCE

5.1            Investment Options and Earnings

(a)            Investment Options and Procedures.  HPE shall select the Investment Options to be available under the Plan, and shall specify procedures by which a Participant may make an election as to the deemed investment of amounts credited to his Accounts among the Investment Options, as well as the procedures by which a Participant may change his investment selection.  Nothing in this Plan, however, will require HPE to invest any amounts in such Investment Options or otherwise.

(b)            Earnings.  HPE shall periodically credit gains, losses and earnings to a Participant's Account, until the full balance of the Account has been distributed.  Amounts shall be credited to a Participant's Account under this Section based on the results that would have been achieved had amounts credited to the Account been invested as soon as practicable after crediting into the Investment Options selected by the Participant.

Any portion of an Incentive Award that qualifies as "performance-based compensation" under Code section 162(m) and is deferred under the Plan by a Participant who qualifies as a "covered employee" under Code section 162(m) shall be credited with earnings and otherwise administered in a manner so that the ultimate payment(s) of the deferred amount remains so qualified.

5.2            Time and Form of Payment Elections

(a)            The Deferral Form.  Each Deferral Form shall specify the date on which payment of the aggregate of the deferred amount and any HPE Matching Contributions for the Plan Year (and earnings thereon) is to commence.  Such payment date shall be at least three (3) years after the Plan Year in which the deferrals are being made.  Each Deferral Form shall also specify the form for payment of the deferred amount and any HPE Matching Contributions for the Plan Year (and earnings thereon).  A Participant may elect payment in the form of a single lump sum payment or annual installment payments for a period of not less than two (2) but no more than fifteen (15) years.  Annual installment payments will be paid once a year beginning on the date specified on the applicable Deferral Form or as otherwise provided herein.

(i)            Default Elections.  If a Participant fails to specify the date on which payment of the deferred amount and any HPE Matching Contributions for the Plan Year (and earnings thereon) is to commence, then Participant will be deemed to have elected distribution at Participant’s Termination Date, subject to Sections 5.3 or 5.4 below.  If a Participant fails to make an effective payment form designation on a Deferral Form, the amount deferred and any HPE Matching Contributions for the Plan Year (and earnings thereon) under such Deferral Form will be distributed in a single lump sum in the year elected.

(b)            Payment shall be made in January of the year that a Participant elects for a distribution.

(c)            A Participant may also elect on a Deferral Form that payments of that Plan Year’s deferrals and any HPE Matching Contributions (and earnings thereon) shall be paid in January of the year following the year in which the Participant’s Termination Date occurs (in the case of installment payments, the first installment shall be paid in the January following the Participant’s Termination Date, and subsequent installments shall be made each January thereafter), if the Participant’s Termination Date is after his Retirement Date or the Participant is an Outside Director.

(d)            Except for Participants who are Outside Directors, if a Participant’s Termination Date precedes his or her Retirement Date, such Participant shall be deemed to have elected on each Deferral Form that such Plan Year’s deferrals and any HPE Matching Contributions (and earnings thereon) shall be paid in a single lump sum at the following time, subject to Section 5.3 below:  (i) with respect to amounts attributable to Plan Years commencing before January 1, 2008, in the month following the month in which the Participant Terminates Employment, and (ii) with respect to amounts attributable to Plan Years commencing on or after January 1, 2008, in January of the year following the year in which the Participant Terminates Employment.

5.3            Automatic Distributions.  Notwithstanding any payment elections made on Deferral Forms and Section 5.2:

(a)            Distributions to Key Employees.  Distributions may not commence to a Key Employee upon a Termination of Employment before the date which is six months after the date of the Key Employee’s Termination of Employment.  If distributions are to be paid in a lump sum, such lump sum payment shall be distributed as follows:  (i) with respect to amounts attributable to Plan Years commencing before January 1, 2008, in the seventh month after the Termination of Employment, and (ii) with respect to amounts attributable to Plan Years commencing on or after January 1, 2008, in the later of (A) the seventh month after the Termination of Employment or (B) January of the year following the year of the Termination of Employment.  If distributions are to be paid in installments and the first installment is payable during this six-month period, such installment shall be distributed as follows:  (x) with respect to amounts attributable to Plan Years commencing before January 1, 2008, in the seventh month after the Termination of Employment, and (y) with respect to amounts attributable to Plan Years commencing on or after January 1, 2008, in the later of (I) the seventh month after the Termination of Employment or (II) January of the year following the year of the Termination of Employment, with subsequent installments to be made each January thereafter.

(b)            Distributions Upon Death.  If a Participant dies before full distribution of his Account balance, any balance shall be distributed in a lump sum payment to the Participant's Beneficiary in the month following the month in which the Participant's death occurs.

5.4            Withdrawals for Unforeseeable Emergency.  Upon approval by the Plan Committee, a Participant may withdraw all or any portion of his vested Account balance for an Unforeseeable Emergency.  The amounts distributed with respect to an Unforeseeable Emergency may not exceed the amounts necessary to satisfy such Unforeseeable Emergency plus amounts necessary to pay taxes reasonably anticipated as a result of the distribution, after taking into account the extent to which such hardship is or may be relieved through reimbursement or compensation by insurance or otherwise or by liquidation of the Participant's assets (to the extent the liquidation of such assets would not itself cause severe financial hardship) or by cessation of deferrals under this Plan.  "Unforeseeable Emergency" means for this purpose a severe financial hardship to a Participant resulting from an illness or accident of the Participant, the Participant's spouse, or a dependent (as defined in Code section 152(a)) of the Participant, loss of the Participant's property due to casualty, or other similar extraordinary and unforeseeable circumstances arising as a result of events beyond the control of the Participant.  For the avoidance of doubt, a circumstance does not constitute an “Unforeseeable Emergency” for purposes of the Plan unless such circumstance constitutes an “unforeseeable emergency” as defined in Treas. Reg. § 1.409A-3(i)(3).  The amount withdrawn for an Unforeseeable Emergency is subject to a minimum of $10,000.

Notwithstanding Section 3.1, if the Plan Committee approves a distribution under this Section, the Participant's deferrals under the Plan shall cease.  The Participant will be allowed to enroll if eligible at the beginning of the next enrollment period following six (6) months after the date of distribution.

5.5            Effect of Taxation.  If the Internal Revenue Service or a court of competent jurisdiction determines that Plan benefits are includible in the gross income of a Participant under Code section 409A prior to actual receipt of the benefits, HPE shall immediately distribute the benefits found to be so includible to the Participant.

ARTICLE VI:  ADMINISTRATION

6.1            General Administration.  The Plan Committee shall be responsible for the operation and administration of the Plan and for carrying out the provisions hereof.  The Plan Committee shall have the full authority and discretion to make, amend, interpret, and enforce all appropriate rules and regulations for the administration of this Plan and decide or resolve any and all questions, including interpretations of this Plan, as may arise in connection with this Plan.  Any such action taken by the Plan Committee shall be final and conclusive on any party.  The Plan Committee’s prior exercise of discretionary authority shall not obligate it to exercise its authority in a like fashion thereafter.  The Committee and the Plan Committee shall be entitled to rely conclusively upon all tables, valuations, certificates, opinions and reports furnished by any actuary, accountant, controller, counsel or other person employed or engaged by HPE with respect to the Plan.  The Committee and the Plan Committee may, from time to time, delegate to others, including employees of HPE, such administrative duties as it sees fit.

6.2            Claims for Benefits:  The following applies to Participants who are not Outside Directors:

(a)            Filing a Claim.  A Participant or his authorized representative may file a claim for benefits under the Plan.  Any claim must be in writing and submitted to the Plan Committee or its delegate at such address as may be specified from time to time.  Claimants will be notified in writing of approved claims, which will be processed as claimed.  A claim is considered approved only if its approval is communicated in writing to a claimant.
(b)            Denial of Claim. In the case of the denial of a claim respecting benefits paid or payable with respect to a Participant, a written notice will be furnished to the claimant within 90 days of the date on which the claim is received.  If circumstances (such as for a meeting) require a longer period, the claimant will be notified in writing, prior to the expiration of the 90-day period, of the reasons for an extension of time; provided, however, that no extensions will be permitted beyond 90 days after the expiration of the initial 90-day period.
(c)            Reasons for Denial.  A denial or partial denial of a claim will be dated and signed on behalf of the Plan Committee and will clearly set forth:
(i)            the specific reason or reasons for the denial;
(ii)            specific reference to pertinent Plan provisions on which the denial is based;
(iii)            a description of any additional material or information necessary for the claimant to perfect the claim and an explanation of why such material or information is necessary; and

(iv)            an explanation of the procedure for review of the denied or partially denied claim set forth below, including the claimant’s right to bring a civil action under ERISA section 502(a) following an adverse benefit determination on review.

(d)            Review of Denial.  Upon denial of a claim, in whole or in part, a claimant or his duly authorized representative will have the right to submit a written request to the Plan Committee for a full and fair review of the denied claim by filing a written notice of appeal with the Plan Committee within 60 days of the receipt by the claimant of written notice of the denial of the claim.  A claimant or the claimant’s authorized representative will have, upon request and free of charge, reasonable access to, and copies of, all documents, records, and other information relevant to the claimant’s claim for benefits and may submit issues and comments in writing, except for privileged or confidential documentation.  The review will take into account all comments, documents, records, and other information submitted by the claimant relating to the claim, without regard to whether such information was submitted or considered in the initial benefit determination.
If the claimant fails to file a request for review within 60 days of the denial notification, the claim will be deemed abandoned and the claimant precluded from reasserting it.  If the claimant does file a request for review, his request must include a description of the issues and evidence he deems relevant.  Failure to raise issues or present evidence on review will preclude those issues or evidence from being presented in any subsequent proceeding or judicial review of the claim.

(e)            Decision Upon Review.  The Plan Committee or its delegate will provide a written decision on review.  If the claim is denied on review, the decision shall set forth:
(i)            the specific reason or reasons for the adverse determination;
(ii)            specific reference to pertinent Plan provisions on which the adverse determination is based;
(iii)            a statement that the claimant is entitled to receive, upon request and free of charge, reasonable access to, and copies of, all documents, records, and other information relevant to the claimant’s claim for benefits; and
(iv)            a statement describing any voluntary appeal procedures offered by the Plan and the claimant’s right to obtain the information about such procedures, as well as a statement of the claimant’s right to bring a civil action under ERISA section 502(a).
A decision will be rendered no more than 60 days after the receipt of the request for review, except that such period may be extended for an additional 60 days if the Plan Committee determines that circumstances (such as for a meeting) require such extension.  If an extension of time is required, written notice of the extension will be furnished to the claimant before the end of the initial 60-day period.

(f)            Finality of Determinations; Exhaustion of Remedies.  To the extent permitted by law, decisions reached under the claims procedures set forth in this Section shall be final and binding on all parties. No legal action for benefits under the Plan shall be brought unless and until the claimant has exhausted his remedies under this Section. In any such legal action, the claimant may only present evidence and theories which the claimant presented during the claims procedure. Any claims which the claimant does not in good faith pursue through the review stage of the procedure shall be treated as having been irrevocably waived. Judicial review of a claimant's denied claim shall be limited to a determination of whether the denial was an abuse of discretion based on the evidence and theories the claimant presented during the claims procedure. Any suit or legal action initiated by a claimant under the Plan must be brought by the claimant no later than one year following a final decision on the claim for benefits.  Notwithstanding the foregoing, in no event may a claimant initiate suit or legal action more than two years after the facts giving rise to the action occurred.  The foregoing limitations on suits or legal actions for benefits will apply in any forum where a claimant initiates such suit or legal action.

ARTICLE VII:  AMENDMENT AND TERMINATION

7.1            Amendment or Termination.  HPE reserves the right to amend or terminate the Plan when, in the sole discretion of HPE, such amendment or termination is advisable, pursuant to a resolution or other action taken by the Committee.

Any amendment or termination of the Plan will not affect the entitlement of any Participant or the Beneficiary of a Participant whose Termination Date occurs before the amendment or termination.  All benefits to which any Participant or Beneficiary may be entitled shall be determined under the Plan as in effect at the time of the Participant’s Termination Date and shall not be affected by any subsequent change in the provisions of the Plan; provided, that HPE reserves the right to change the Investment Options with respect to any Participant or Beneficiary.  Participants and Beneficiaries will be given notice prior to the discontinuance of the Plan, change in Investment Options available or reduction of any benefits provided by the Plan.

7.2            Effect of Amendment or Termination.  No amendment or termination of the Plan shall adversely affect the rights of any Participant to amounts credited to his Account as of the effective date of such amendment or termination.  Upon termination of the Plan, distribution of balances in Accounts shall be made to Participants and Beneficiaries in the manner and at the time described in Article V, unless HPE determines in its sole discretion that all such amounts shall be distributed upon termination in accordance with the requirements under Code section 409A.  Upon termination of the Plan, no further deferrals of Eligible Income shall be permitted; however, earnings, gains and losses shall continue to be credited to Account balances in accordance with Article V until the Account balances are fully distributed.

ARTICLE VIII:  GENERAL PROVISIONS
8.1            Rights Unsecured.  The right of a Participant or his Beneficiary to receive a distribution hereunder shall be an unsecured claim against the general assets of HPE, and neither the Participant nor his Beneficiary shall have any preferred rights in or against any amount credited to any Account or any other assets of HPE.  The Plan at all times shall be considered entirely unfunded for tax purposes.  Any funds set aside by HPE for the purpose of meetings its obligations under the Plan, including any amounts held by a trustee, shall continue for all purposes to be part of the general assets of HPE and shall be available to its general creditors in the event of HPE's bankruptcy or insolvency.  HPE's obligation under this Plan shall be that of an unfunded and unsecured promise to pay money in the future.
8.2            No Guarantee of Benefits.  Nothing contained in the Plan shall constitute a guarantee by HPE or any other person or entity that the assets of HPE will be sufficient to pay any benefits hereunder.

8.3            No Enlargement of Rights.  No Participant or Beneficiary shall have any right to receive a distribution under the Plan except in accordance with the terms of the Plan.  Establishment of the Plan shall not be construed to give any Participant the right to continue to be employed by or provide services to HPE.
8.4            Transferability.  No interest of any person in, or right to receive a distribution under, the Plan shall be subject in any manner to sale, transfer, assignment, pledge, attachment, garnishment, or other alienation or encumbrance of any kind; nor may such interest or right to receive a distribution be taken, either voluntarily or involuntarily for the satisfaction of the debts of, or other obligations or claims against, such person.
8.5            Applicable Law. To the extent not preempted by federal law, the Plan shall be governed by the laws of the State of Delaware.
8.6            Incapacity of Recipient.  If any person entitled to a distribution under the Plan is deemed by HPE to be incapable of personally receiving and giving a valid receipt for such payment, then, unless and until a claim for such payment shall have been made by a duly appointed guardian or other legal representative of such person, HPE may provide for such payment or any part thereof to be made to any other person or institution then contributing toward or providing for the care and maintenance of such person.  Any such payment shall be a payment for the account of such person and a complete discharge of any liability of HPE and the Plan with respect to the payment.
8.7            Taxes. HPE or other payor may withhold from a benefit payment under the Plan or a Participant's wages any federal, state, or local taxes required by law to be withheld with respect to a payment or accrual under the Plan, and shall report such payments and other Plan-related information to the appropriate governmental agencies as required under applicable laws.
8.8            Corporate Successors.  The Plan and the obligations of HPE under the Plan shall become the responsibility of any successor to HPE by reason of a transfer or sale of substantially all of the assets of HPE or by the merger or consolidation of HPE into or with any other corporation or other entity.
8.9            Unclaimed Benefits.  Each Participant shall keep HPE informed of his current address and the current address of his designated Beneficiary.  HPE shall not be obligated to search for the whereabouts of any person if the location of a person is not made known to HPE.
8.10            Severability.  In the event any provision of the Plan shall be held invalid or illegal for any reason, any illegality or invalidity shall not affect the remaining parts of the Plan, but the Plan shall be construed and enforced as if the illegal or invalid provision had never been inserted.
8.11            Words and Headings.  Words in the masculine gender shall include the feminine and the singular shall include the plural, and vice versa, unless qualified by the context.  Any headings used herein are included for ease of reference only, and are not to be construed so as to alter the terms hereof.

ARTICLE IX:  ROLLOVERS FROM OTHER PLANS

9.1            Discretion to Accept.  The Committee shall have complete authority and discretion, but no obligation, to establish an Account for a Rollover Participant and credit the Account with the amount transferred from the Rollover Participant's account in a Rollover Plan.  Amounts credited to such Accounts are fully subject to the provisions of this Plan.  Reference in the Plan to such a crediting as a "rollover" or "transfer" from a Rollover Plan is nominal in nature, and confers no additional rights upon a Rollover Participant other than those specifically set forth in the Plan.

9.2            Status of Rollover Participants.  A Rollover Participant and his Beneficiary are fully subject to the provisions of this Plan, except as otherwise expressly set forth herein.  A Rollover Participant who is not already a Participant in the Plan and is not otherwise eligible to participate in the Plan at the time of rollover, shall not be entitled to make any additional deferrals under the Plan unless and until he has become eligible to do so under the terms of the Plan.
9.3            Payments to Rollover Participants.  Payments from a Rollover Participant's Account shall be made in accordance with the form and timing of payment provisions of the Rollover Plan.

IN WITNESS WHEREOF, HEWLETT PACKARD ENTERPRISE COMPANY has caused this Hewlett Packard Enterprise Executive Deferred Compensation Plan, effective November 1, 2015, to be executed on this _____ day of ________________, 2015.

HEWLETT PACKARD ENTERPRISE COMPANY

______________________________
[NAME]
[TITLE]

APPENDIX A – HP INC. SPIN-OFF

A.1            Background

HPE was a subsidiary of HP Inc. (“HP”) prior to November 1, 2015 (the “Effective Date”).  On the Effective Date, pursuant to an agreement between HPE and HP, the liabilities for certain participants' benefits under the HP Inc. 2005 Executive Deferred Compensation Plan (the "HP Plan"), were transferred to HPE and to this Plan.  The Participants whose benefits were transferred to this Plan on the Effective Date are referred to below as "HP Participants."  The rules in this Appendix shall apply notwithstanding any Plan provisions to the contrary.

A.2            Plan Benefits

HP Participants who qualified as eligible employees under the HP Plan on the Effective Date shall be Eligible Employees under this Plan on such date.  All service and compensation that was taken into account for purposes of determining the amount of an HP Participant's benefit or his vested right to a benefit under the HP Plan as of the Effective Date shall be taken into account for the same purposes under this Plan.

A.3            Distributions

The terms of this Plan shall govern the distribution of all benefits payable to an HP Participant or any other person with a right to receive such benefits, including amounts accrued under the HP Plan and then transferred to this Plan.

A.4            Termination and Key Employees

For avoidance of doubt, no HP Participant shall be treated as incurring a separation from service, termination of employment, retirement, or similar event for purposes of determining the right to a distribution (for amounts subject to Code section 409A or otherwise), vesting, benefits, or any other purpose under the Plan as a result of HP’s distribution of HPE shares to HP shareholders.  Also, HPE’s Key Employees shall be determined in accordance with the special rules for spin-offs under Treas. Reg. §1.409A-1(i)(6)(iii), or any successor thereto, for the period indicated in such regulation.

A.5            Participant Elections

All elections made by HP Participants under the HP Plan, including any deferral elections, payment elections, and beneficiary designations, shall apply to the same effect under this Plan as if made under the terms of this Plan.

A.6            References to Plan

All references in this Plan to the "Plan" as in effect before the Effective Date shall be read as references to the HP Plan.

A.7            Right to Benefits

With respect to any recordkeeping account established to determine a benefit provided or due under the HP Plan at any time, no benefit will be due under the Plan except with respect to the portion of such recordkeeping account reflecting the liability transferred from the HP Plan to the Plan on the Effective Date.  Additionally, on and after the Effective Date, HP and the HP Plan, and any successors thereto shall have no further obligation or liability to any HP Participant with respect to any benefit, amount, or right due under the HP Plan.